SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 6)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $192,500 (1)        Amount of Filing Fee: $24.39 (2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 1,100 units ("Units") of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     2. Acceptance for Payment and Payment of Purchase Price

     The last sentence of the first paragraph is hereby amended and restated in its entirety as follows:

     "Payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser; provided, however, that payment for Properly Tendered Units will be made promptly after the Expiration Date in all cases. The Purchaser is unable to predict exactly when the Partnership will provide written confirmations, since that is entirely under the control of the Partnership's general partner."

     DETERMINATION OF OFFER PRICE

     The second paragraph in this section is hereby amended and restated in its entirety as follows:

     "The Purchaser developed an estimated current liquidation value for the Partnership's Units using its proprietary valuation methods, based on the Purchaser's own estimate of the fair market value of the Partnership's property ($12-12.5 Million) obtained by a review and analysis of the Partnership's publicly filed financial statements and other publicly available information. For each property, the Purchaser applied capitalization rates of 8.75% and 8.5%, using 2003 net operating income. Using December 31, 2003 figures, the Purchaser added or deducted, as appropriate, the debt, other assets and liabilities, and approximately $677,000 of assumed expenses of selling the properties and liquidating the Partnership. The Purchaser reviewed the Partnership Agreement to determine how net liquidation proceeds from a current sale of the Partnership's properties would be distributed. Based on the information described above, the Purchaser estimates the net proceeds to Unit Holders from a current liquidation of the Partnership would be between $162 and $202 per Unit. The Purchaser considered the foregoing, historical distributions made to Unit Holders, the assets, liabilities and operating results of the Partnership, the mortgage loans, and the Partnership Agreement in determining the offer price. Purchaser is not an appraiser of real estate and makes no representations regarding whether the foregoing estimates or the methods employed by Purchaser are accurate, complete or current. No assurances can be provided that the Purchaser's estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Partnership's assets may differ substantially from the Purchaser's estimate. Unit Holders are advised not to rely on Purchaser's estimates, but to make their own estimates with the assistance of their own advisors."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2004



                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President